BB 2/26

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2010
Washington, DC
109


10026196

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42135

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nationwide Fund Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Continental Drive, Suite 400
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Stokarski 610-230-2853
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/1

OATH OR AFFIRMATION

I, __Craig Stokarski________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____Nationwide Fund Distributors LLC ________________________________, as of ______________________December_31, 2009 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

__None.________________________________


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Florence M. Delaney, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires Nov. 12, 2010
Member, Pennsylvania Association of Notaries

Notary Public

Signature

_Financial and Operations Principal ___________
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Nationwide Fund Distributors, LLC
1000 Continental Drive Suite 400
King of Prussia, PA 19406

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Nationwide Fund Distributors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nationwide Fund Distributors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Nationwide Fund Distributors, LLC's management is responsible for Nationwide Fund Distributors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement record entry for the check copy noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009 as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2010

SIPC-7T

SECURITIES INVESTOR PROTECTION CORPORATION

Transitional Assessment Reconciliation

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042135 FINRA DEC
NATIONWIDE FUND DISTRIBUTORS LLC 11*11
ATTN GORDON E WRIGHT
1000 CONTINENTAL DR STE 400
KING OF PRUSSIA PA 19406-2850

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Gordon Wright 610-230-2809

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 150

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (0)

Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 150

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 150

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 150

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nationwide Fund Distributors LLC
(Name of Corporation, Partnership or other organization)

Gordon E Wright
(Authorized Signature)

Dated the 4th day of February, 20 10.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 35,685,930
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	35,685,930
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0
Enter the greater of line (i) or (ii)	0
Total deductions	35,685,930
2d. SIPC Net Operating Revenues	$ 0
2e. General Assessment @ .0025	$ 150
	(to page 1 but not less than $150 minimum)



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Board of Directors
Nationwide Fund Distributors, LLC
Philadelphia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Nationwide Fund Distributors, LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2010



NATIONWIDE FUND DISTRIBUTORS LLC

Financial Statements and Schedules

December 31, 2009

(With Independent Auditors' Report Thereon)



KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Independent Auditors' Report

Nationwide Fund Distributors LLC:

We have audited the accompanying statement of financial condition of Nationwide Fund Distributors LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Fund Distributors LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 19, 2010

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	17,580,827
Fee-related receivables		4,462,320
Deferred sales commissions, net		504,847
Prepaid assets		327,727
Total assets	$	22,875,721

Liabilities and Member's Equity

Liabilities:		
Fees payable to broker-dealers	$	4,286,224
Payable to affiliates		179,623
Total liabilities		4,465,847
Member's equity		18,409,874
Total liabilities and member's equity	$	22,875,721

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Operations

Year ended December 31, 2009

Revenues	$	44,805,533
Expenses:		
Sales commissions to broker-dealers		42,404,233
Amortization of deferred sales commissions		1,661,693
Operating expenses allocated from affiliates		1,306,094
Licenses and fees		31,168
Other operating expenses		69,996
Total expenses		45,473,184
Net loss	$	(667,651)

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Changes in Member's Equity

Year ended December 31, 2009

Balance, December 31, 2008	$	19,077,525
Net loss		(667,651)
Balance, December 31, 2009	$	18,409,874

See accompanying notes to financial statements.

NATIONWIDE FUND DISTRIBUTORS LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:	
Net loss	$ (667,651)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Amortization of deferred sales commissions	1,661,693
Changes in assets and liabilities:	
Increase in fee-related receivables	(1,214,971)
Decrease in receivable from affiliates	570
Increase in deferred sales commissions, net	(233,914)
Increase in prepaid assets	(302,855)
Increase in fees payable to broker-dealers	1,091,745
Decrease in accounts payable and other accrued expenses	(188,527)
Increase in payable to affiliates	104,391
Net cash provided by operating activities	250,481
Cash and cash equivalents at beginning of year	17,330,346
Cash and cash equivalents at end of year	$ 17,580,827

See accompanying notes to financial statements.

(1) Organization

Nationwide Fund Distributors LLC (the Company) is organized under the laws of the State of Delaware as a limited liability company and is a wholly owned subsidiary of NFS Distributors, Inc. (the Parent), and an indirect wholly owned subsidiary of Nationwide Financial Services, Inc. (NF), a majority-owned subsidiary of Nationwide Mutual Insurance Company (NMIC). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulation Authority, Inc. (FINRA) and the Securities Investor Protection Corporation. Additionally, the Company is currently registered to conduct business in all 50 states of the United States of America, as well as the District of Columbia and Puerto Rico. Conforming to and complying with the Investment Company Act of 1940, the Company is the principal underwriter providing distribution services to the Nationwide Family of Mutual Funds (the Funds), which comprises 92 mutual funds with approximately $31.8 billion in net assets under management as of December 31, 2009. The Company also provides access to DTC/NSCC settlement services for non-U.S. fund products and acts as U.S. placement agent for private pooled investment vehicles (i.e., private placements) sponsored by an affiliate. These settlement services and placement agent activities represent a *de minimus* portion of the Company's business.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period in the financial statements and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market funds registered under the Investment Company Act of 1940 (40 Act). Cash equivalents are carried at fair value and consist of $15,000,331 held in an open-end money market fund at December 31, 2009.

(c) Deferred Sales Commissions

The Company defers certain costs, principally sales commissions, that are paid to other securities brokers in connection with the sale of certain shares of the Funds. The Company recovers such costs through 12b-1 distribution fees, which are paid by the Funds, and a Contingent Deferred Sales Charge (CDSC) paid by shareholders of the Funds who redeem their shares prior to the completion of the required holding period. These costs are amortized using either the straight-line method over a period not to exceed the CDSC required holding period or using an alternate method based on a separate agreement with Aberdeen Asset Management Inc. (Aberdeen) (see below). Costs related to B shares were fully amortized during 2009 as this Class is closed to new shareholders and the Company intends to convert all B shares to other share classes. The 12b-1 distribution fees are included in sales charges in the statement of operations. CDSC fees of $380,721 for the year ended December 31, 2009 related to unamortized sales commissions were recorded as a reduction of the

asset. Amortization of deferred sales commissions was $1,661,693 for the year ended December 31, 2009, and is included in the accompanying statement of operations.

On June 22, 2008, 26 of the Funds were sold to Aberdeen. Based on the terms of the transaction, Aberdeen continues to pay the Company 12b-1 and CDSC fees on these funds for 30 and 12 months for B and C shares, respectively, related to the remaining amount of deferred sales commissions on these funds. The remaining B share costs for these funds are amortized using the straight-line method over the 30-month period per the sale agreement. The C share costs were fully amortized in 2009 per the sale agreement.

(d) Fees Payable to External Broker-Dealers

The Company serves as the distributor of the Funds. In this capacity, the Company has entered into selling agreements with several broker-dealers through which the Funds are distributed. As compensation to these broker-dealers, the Company pays a portion of the sales charges and 12b-1 fees collected from the Funds, retaining a portion of the fees, known as underwriter fees. As of December 31, 2009, the Company owed $4,286,224 to broker-dealers for services rendered. The gross fees received are reflected as revenues and, other than those deferred, the amounts paid to broker-dealers are recorded as sales commissions to broker-dealers in the statement of operations.

(e) Revenue Recognition

Revenues are based on the contractual agreements with the Funds and computed as a percentage of managed assets for distribution fees and percentage of gross sales for sales charges. Revenue is recognized as earned.

(f) Payments to/Receipts from Affiliates

The Company and an affiliate, Nationwide Financial Advisors (NFA), have entered into a management agreement by which NFA provides certain operations and administrative services to the Company. These services include facilities, marketing, finance/accounting, legal, compliance, and general corporate oversight. Costs related to the management agreement were $1,306,094, which include allocated expenses of $571,933 for compensation and benefits, for the year ended December 31, 2009, and are recorded as operating expenses allocated from affiliates in the accompanying statement of operations.

Certain expenses of the Company are paid by other affiliates, which are reimbursed by the Company, while certain expenses are paid by the Company on behalf of affiliates, which are later reimbursed to the Company. As of December 31, 2009, the amount owed by the Company to affiliates was $179,623.

For the year ended December 31, 2009, the Company recorded expenses totaling $36,711,497 for services rendered from affiliated broker-dealers, which amount is included in sales commissions to broker-dealers in the accompanying statement of operations. At December 31, 2009, the Company owed $3,795,550 to those affiliated broker-dealers.

(Continued)

(g) Income Taxes

The Company is a single-member limited liability company and, as such, is disregarded for federal income tax purposes. All of the Company's taxable income and expense are included in the income and expense of its single-member parent. The federal tax benefit for the year ended December 31, 2009 would have been $233,084 if the Company was not a disregarded entity.

(h) Subsequent Events

The Company has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 19, 2010, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures and/or adjustments.

(3) Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The rule requires the maintenance of minimum "net capital" and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. As of December 31, 2009, the Company had a ratio of aggregate indebtedness to net capital of 0.35 to 1, with a minimum net capital requirement of $297,723, aggregate indebtedness of $4,465,847, and net capital of $12,709,060.

Schedule 1

NATIONWIDE FUND DISTRIBUTORS LLC

Computation of Net Capital under Rule 15c3-1

December 31, 2009

Net capital:		
Total member's equity from statement of financial condition	$	18,409,874
Deductions and/or charges:		
Nonallowable assets:		
Fee-related receivables without corresponding payable to broker-dealers		(4,453,480)
Deferred sales commissions, net		(504,847)
Prepaid assets		(327,727)
Fidelity bond deductible in excess of provision allowable by guidelines		(114,753)
Net capital before haircuts on securities		13,009,067
Haircuts on securities:		
Other securities		(300,007)
Net capital		12,709,060
Aggregate indebtedness:		
Fees payable to external broker-dealers		4,286,224
Payable to affiliates		179,623
Total aggregate indebtedness		4,465,847
Company's minimum net capital requirement (greater of $25,000 or 1/15th of aggregate indebtedness)		297,723
Excess net capital	$	12,411,337
Ratio of aggregate indebtedness to net capital		0.35%

There were no material differences between the Company's computation of net capital as reflected on Form X-17A-5, Part IIA, and the above computation.

See accompanying independent auditors' report.

Schedule 2

NATIONWIDE FUND DISTRIBUTORS LLC

Determination of Reserve Requirement under Rule 15c3-3

December 31, 2009

The Company has elected the exemption under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission, which requires that the Company maintain a "special account for the exclusive benefit of customers." As of December 31, 2009, the Company held no customer funds and had no required deposit.

See accompanying independent auditors' report.

Schedule 3

NATIONWIDE FUND DISTRIBUTORS LLC

Information for Possession or Control Requirements under Rule 15c3-3

December 31, 2009

		Fair value	Number of items
Customers' fully paid securities and excess-margin securities not in the respondent's possession or control as of December 31, 2009, for which instructions to reduce to possession or control action was issued as of December 31, 2009, and for which the required action was not taken within the time frames specified under Rule 15c3-3.	$	—	—
Customers' fully paid securities and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2009, excluding items arising from "temporary lags which result from normal business operations," as permitted under Rule 15c3-3.		—	—

See accompanying independent auditors' report.